Exhibit 12.1

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

(UNAUDITED)

	For the six
	months
(Dollars in millions)	ended June 30,	For the years ended December 31,
For the years ended December 31:	2017	2016	2015	2014	2013	2012
Income from continuing operations before income taxes (1)	$323	$719	$783	$775	$848	$981

Add: fixed charges, excluding capitalized interest	171	364	466	514	403	412

Income as adjusted before income taxes	$494	$1,083	$1,249	$1,289	$1,251	$1,393

Fixed charges:
Interest expense	$171	$364	$466	$514	$403	$412
Amortization of capitalized interest	—	—	—	—	—	—
Portion of rental expense representative of interest (2)	—	—	—	—	—	—

Total fixed charges	$171	$364	$466	$514	$403	$412

Ratio of income from continuing operations to fixed charges	2.88	2.98	2.68	2.51	3.10	3.38

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

(2) The company is globally located and conducts business primarily from parent-leased and parent-owned facilities for which it is charged occupancy charges. These costs may not be indicative of the expenses that IBM Credit will incur in the future, or would have incurred if the company had obtained these services from a third party. The amounts charged to the company by IBM in the periods presented were not material.